NEWS RELEASE
Kelso Technologies Inc. (The “Company” or “Kelso”) Canada: TSX: KLS United States: NYSE MKT: KIQ	May 25, 2017

KELSO TECHNOLOGIES INC.
PROOF-OF-PATENTS ETVS PROTOTYPE COMPLETED

Vancouver, British Columbia and Bonham, Texas, – Kelso Technologies Inc. (TSX: KLS) (NYSE MKT: KIQ) (“Kelso” or the “Company”) reports that further to our press release of February 8, 2017, the Company has successfully completed a full scale proof-of-patents extreme terrain vehicle (ETVS) prototype known as Big Red. The Big Red prototype features a Ford F150 truck that was converted with the seven new patents (pending) that have been articulated into one functional vehicle. Big Red will remain our test vehicle to further improve the abilities of our products.

As previously announced Kelso has filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles (ASCS). The ASCS patent applications are owned by Kelso and cover numerous new technologies including computer assisted operations. Kelso anticipates filing further patent applications relating to the ASCS technology as Kelso continues to develop and improve the ASCS technologies.

Kelso is now in the process of creating its initial production prototypes based on the most popular commercial vehicles in service today. They are scheduled for completion over the next 90 days and sales are expected to commence in 2017. New commercial revenues are expected to be derived from customers requiring heavy duty ETVS performance in military, railroad, police & border patrol, first responders, railroads, mining, forestry, and oil, gas and electric transmission applications.

With the proof of our ASCS patent applications, Kelso will continue the development of our business model to convert existing commercial vehicles into heavy-duty, high-performance extreme terrain vehicles. The innovations disclosed in the ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial combined road and no-road vehicles. Vehicles featuring Kelso’s proprietary technologies are expected to provide distinct advantages to customers in terms of safety, performance and economic efficiencies.

James R. Bond, CEO of the Company comments that: “Due to a deep depression in the railway tank car market Kelso has been evolving into a mechanical engineering services company in an effort to diversify away from our reliance on the rail tank car industry. The ASCS program provides a unique opportunity to participate in a multi-billion dollar marketplace with new innovative technologies. ETVS business plans include the production of ready-to-drive ETVS based on customer requirements utilizing their specified vehicles as well as parts supply commerce. Management will continue to initiate new market strategies along with the continued development of its established line of rail tank products to generate a more reliable growth of financial performance in the future.”

About Kelso

Kelso focuses on the creation of innovative engineered product solutions for a wide range of applications in transportation markets. Our rail tank car division has successfully created and distributed a suite of proprietary equipment used in the safe handling and containment of hazardous materials during transport. New product strategies concentrate on a wider range of technology products that are designed to provide unique economic benefits and safe operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements and Information: This news release contains “forward-looking statements and information” within the meaning of applicable securities laws. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include without limitation: that Kelso anticipates filing further patent applications relating to the ASCS technology as Kelso continues to develop and improve the ASCS technology; that Kelso may obtain proprietary rights protection for converting existing commercial vehicles into heavy-duty, high-performance ETVS; that innovations disclosed in the ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial off-road vehicles; that vehicles featuring Kelso’s proprietary technologies are expected to provide distinct advantages to customers in terms of safety, performance and economic efficiencies; that we can produce ready to drive ETVS to customer requirements; that commercial prototypes will be completed in the next 90 days and sales in 2017; that commercial revenues are expect to be derived in 2017 from customers requiring heavy duty ETVS performance in various industries and that the ASCS represents a unique opportunity for Kelso to participate in a multi-billion dollar marketplace with new innovative technologies. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation; the risk that the Company’s products may not work as well as expected; we may not be able to break in to new markets, because such markets are served by strong and embedded competitors or because of long term supply contracts; we may not be able to grow and sustain anticipated revenue stream; we may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development; that management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products; our technologies may not be patentable, and if patents are granted, we may not be able to protect our investment in intellectual property if our patents are challenged; our intended technologies may infringe on the intellectual property of other parties; we may not have any parties interested in licensing our technology as expected and other risks detailed from time-to-time in Kelso’s public disclosure documents.

The forward-looking information and statements contained in this document speak only as to the date of this document, and Kelso does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J
www.kelsotech.com